Exhibit 99.2
Reaching Patients through Immunology Innovation F Y / 4 Q 2 0 2 3 E A R N I N G S C A L L | F E B R U A R Y 2 9 , 2 0 2 4

Forward Looking Statements • This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the company’s own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx’s internal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. • • Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “plans,” “aims,” “continues,” “anticipates,” “expects,” “will,” or “commitment” and include statements argenx makes concerning its Immunology Innovation Program and its pipeline, including argenx’s goal to expand technical capabilities through collaboration with different partners to drive internal and external value creation; the expected approval or development in 15 autoimmune indications by 2025; our plans to maximize the VYVGART opportunity by its launch strategy success and expanding opportunities for MG; the advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans, including: (1) the update on pre-filled syringe (“PFS”) development, (2) expected decisions on approval of VYVGART for ITP in Japan in the first quarter of 2024, (3) expected PoC study readouts in 2024 and beyond, (5) expected regulatory submissions of VYVGART SC of CIDP in 2024, (6) the Full Phase 2 MMN data expected in 2024, (7) the planned Phase 1b/2a clinical trials of ARGX-119 in 2024; its plans to expand its patient reach, including through its multidimensional expansion efforts aimed at expanding opportunities for MG and pursuing global regulatory approvals for MG; its goal to continue to drive transformational outcomes for patients and maximize value creation and patient impact by reaching new gMG patients with VYVGART and leveraging MG know-how into future indications; its future financial and operating performance, including its anticipated operating expenses and cash burn for 2024; its autoimmune market opportunities; its goal to address the unseen suffering in CIDP; and its commitment to value creation. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the results of argenx’s clinical trials, expectations regarding the inherent uncertainties associated with development of novel drug therapies, preclinical and clinical trial and product development activities and regulatory approval requirements, the acceptance of our products and product candidates by our patients as safe, effective and cost-effective, and the impact of governmental laws and regulations on our business. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law. • • This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. .. 2

PFS in development 15 indications in development by 2025 ITP MAA filed CIDP sBLA accepted PDUFA June 21, 2024 ARGX-109 $1.2B in gMG revenue in 2023 (Anti-IL-6) ARGX-213 (Anti-FcRn) ARGX-220 ARGX-121 Empasiprubart POC established in MMN Trials in DGF and DM ARGX-119 Phase 1b/2a trials in CMS and ALS Our Innovation Horizons 3

Maximizing the VYVGART Opportunity Upcoming Regulatory Decisions Expanding MG Opportunity Launch Strategy Success ITP CIDP March 2024 decision Japan (VYVGART IV) PDUFA June 21, 2024 Geography US (VYVGART SC) Presentation 4

This is Just the Beginning 5 Myasthenia Gravis Chronic Inflammatory Demyelinating Polyneuropathy Expected 2024 PoC study readouts ITP Launched 2022 FDA PDUFA June 21, 2024 Japan Regulatory Decision Q1 2024 TED 100K IMNM 6K Sjogren’s 330K PC-POTS 500K Beyond 2024 PoC studies BP 52K LN 40K MN 80K AAV 105K AMR 8K Potential 2024 Phase 3 Start Phase 2 Proof of Concept 65K 24K 17K 2024 Phase 3 Start ASyS 11K DM 70K #14 #15 *** argenx market research; US prevalence numbers (except Japan ITP)

Empasiprubart Targeting Complement Upstream ARGX-119 Enhancing the NMJ Natural history studies ongoing in both MMN and CMS to better understand real-world experience of patients Optimal recycling pH and Ca2+ switch No effector function Full Phase 2 MMN data expected in 2024 Agonist to MuSK No effector function Ph1b/2a in CMS and ALS to start in 2024 Sweeping antibody targeting C2 First-in-class MuSK agonist 91% reduction in need for IVIg rescue with empasiprubart in cohort 1 Phase 1 study supports advancement into PoC studies 6

Pipeline Growth Driven By Immunology Innovation Program

Internal Value Creation

- Efgartigimod
- Empasiprubart
- ARGX-119
- ARGX-121
- ARGX-109
- ARGX-213
- ARGX-220


CLINICAL DEVELOPMENT
argenx
ANTIBODY ENGINEERING
DISEASE INSIGHT
LEADING TRANSLATIONAL BIOLOGY LABS
TECHNOLOGY KNOW-HOW

External Value Creation

- LEO (ARGX-112)
- Agomab (ARGX-114)
- AbbVie (ARGX-115)
- ARGX-118
- OncoVerity (Cusatuzumab)
- Dualyx

Expanding Technical Capabilities Through Collaboration

CHUGAI · Halozyme · elektrofi · Clayton Biotechnologies · Genmab

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Fourth Quarter 2023 Revenue Product Net Sales: 2023 Full Year with $1,191 million and Q4 2023 with $374 million 21 75 131 173 218 269 329 374 2022 Q2 2022 Q3 2022 Q4 2023 Q1 2023 Q4 2023 Q3 2023 Q2 2022 Q1 +257% (+54) +75% (+56) +32% (+42) +26% (+45) +23% (+51) +22% (+60) +14% (+45) (in millions of $) Q4 2023 Q3 2023 QoQ % Growth US 326 280 16% Japan 17 15 15% EMEA 24 26 -9% China 7 7 0% Total 374 329 14% Product Net Sales by Region Growth %’s are calculated using CER (Constant Exchange Rates) 8

2023 Financial Summary 2024 Financial Guidance ($B) 2024 Cash burn(1) ~ 0.5 Combined R&D and SG&A expenses < 2.0 (1) - Cash burn is equal to the decrease in our cash, cash equivalents and current financial assets Three months ended Twelve months ended (in millions of $) December 31 December 31 2023 2022 2023 2022 Product net sales 374 173 1,191 401 Other & collaboration revenue 43 9 78 45 Total operating income 418 182 1,269 445 Total operating expenses (556) (297) (1,694) (1,166) Operating loss for the period (139) (114) (425) (720) Financial income / (expense) 78 73 121 (9) Loss before tax (61) (41) (304) (729) Tax (38) 3 9 20 Loss for the period (99) (39) (295) (710) Summary P/L Cash reflects cash, cash equivalents and current financial assets Total Operating Expenses include Cost of Sales, R&D, SG&A and Loss from investment in joint venture. Financial income / (expenses) includes financial income / (expenses) and exchange gains / (losses). Table in $’m and impacted by rounding. Ended fourth quarter 2023 with cash of $3.2B Cash On Track To Be Sustainable 9

Continuing to drive transformational outcomes for patients Alexis, VYVGART Patient Reaching new gMG patients with VYVGART Leveraging MG know-how into future indications Maximizing value creation and patient impact

Strong Commercial Execution in 2023

GROWTH
$1.2B
Global Product Revenue
21% 2023 CAGR

EARLIER LINE PATIENTS
>6,000*
Global VYVGART Patients
55% patients from orals

PRESCRIBER EXPANSION
>2,300*
Prescribers in the US
25% YoY increase

BROAD PATIENT ACCESS
~90%
Access VYVGART after ≤2 Orals
Favorable payor policies

BOLSTERED BY REAL-WORLD EXPERIENCE

- MSE 45%
- QoL
- Steroid tapering
- 4,000 patient years of safety follow-up

My VYVGART® Path

* As of Q3 2023 Financial Results

argenx

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Innovation Builds Autoimmune Market Opportunities Growing MG Market gMG Patients on VYVGART Current VYVGART TAM Expanding VYVGART TAM Growing VYVGART Share US RoW argenx markets (exc. China) Global Growing VYVGART share • US: VYVGART Hytrulo J-Code • PFS development • Added to China NRDL Expanding VYVGART TAM Growing MG market Targeted biologics are expanding gMG market by providing patients more treatment options 6,000* 31,000* 17,000* • Seronegative trial • Phase 3b studies and externally sponsored research • Geographic expansion 12

CONFIDENTIAL FOR INTERNAL USE ONLY. © 2023 argenx. We Aim to Address the Unseen Suffering in CIDP ≤20% of patients achieve remission on current SOC (CDAS=2)* >50% of patients are dissatisfied with their symptom burden** >42K treated CIDP patients in US & ROW argenx markets (ex-China)*** * Gorson KC, et al. 2010 ** Mendoza M, et al. 2023 *** argenx market research 13 13

Caitlin, MG patient Generating Disease Awareness Long -term commitment to repeatable, sustainable and comprehensive value creation Maximizing patient impact through our commercial organization Driving Innovation on Patient Experience Providing Broad and Simple Access Elevating Expectations for Treatment 14

We are on a bold mission Humility Innovation Excellence Co-Creation Empowerment 15